Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,										Three Months Ended March 31,
	2000		2001		2002		2003		2004		2005
Earnings:
(Loss) Income from Continuing
Operations before Provision
for Income Taxes and
Minority Interest	$(23,291)		$(28,111)		$114,519		$156,989		$166,735		$40,641
Add: Fixed Charges	154,975		177,032		178,587		195,258		240,270		60,791

	$131,684		$148,921		$293,106		$352,247		$407,005		$101,432

Fixed Charges:
Interest Expense, Net	$117,975		$134,742		$136,632		$150,468		$185,749		$45,806
Interest Portion of Rent Expense	37,000		42,290		41,955		44,790		54,521		14,985

	$154,975		$177,032		$178,587		$195,258		$240,270		$60,791

Ratio of Earnings to Fixed Charges	0.8	x	0.8	x	1.6	x	1.8	x	1.7	x	1.7	x
	(1)		(1)

(1)
We reported a loss from continuing operations before provision for income taxes and minority interest for the years ended December 31, 2000 and December 31, 2001 and we would have needed to generate additional income from operations before provision for income taxes and minority interest of $23,291 and $28,111, respectively to cover our fixed charges of $154,975 and $177,032, respectively.

        The ratios of earnings to fixed charges presented above were computed by dividing our earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income (loss) from continuing operations before provision for income taxes and minority interest. Fixed charges consist of interest costs, the interest component of rental expense and amortization of debt discounts and deferred financing costs and premiums.